Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Silicom Ltd.:

We consent to the incorporation by reference in registration statement no. 333-143565 on Form F-3 and registration statement no. 333-149144 on Form S-8 of Silicom Ltd. of our report dated March 17, 2010, with respect to the consolidated balance sheets of the Silicom Ltd. and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 20-F of Silicom Ltd.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
March 17, 2010